Exhibit 1 - Sub-Item 77D

Policies with respect to Security Investments

Dreyfus Investment Portfolios -- Emerging Markets Portfolio currently employs a value-oriented research-driven approach and focuses on individual stock selection rather than economic and industry trends, emphasizing three key factors: value, or how a stock is valued relative to its intrinsic worth based on traditional value measures; business health, or overall efficiency and profitability as measured by return on assets and return on equity; and business momentum, or the presence of a catalyst (such as corporate restructuring, change in management or spin-off) that potentially will trigger a price increase near term or midterm. This reflects a change in the Emerging Markets Portfolio's investment approach from growth-oriented, as described in the Portfolio's Prospectus dated December 31, 2000, to value-oriented. Dreyfus Investment Portfolios filed with the Securities and Exchange Commission on January 3, 2001 a supplement to its Prospectus describing such change.

Dreyfus Investment Portfolios -- Emerging Leaders Portfolio's current Prospectus provides that it will invest at least 65% of its total assets in companies with total market values of less than $2.0 billion at the time of purchase. This reflects a change in the Emerging Leaders Portfolio's investment policy by increasing the market capitalization of the Portfolio's investments from $1.5 billion or less, as was stated in the Portfolio's Prospectus dated December 31, 2000, to $2.0 billion or less. Dreyfus Investment Portfolios' Prospectus reflects such change in the Portfolio's investment policy.